Exhibit 99.1

NR: 23-03 | January 17, 2023

Skeena Announces Signing of Eskay Creek Process Charter

Vancouver, BC (January 17, 2023) Skeena Resources Limited (TSX: SKE, NYSE: SKE) (“Skeena” or the “Company”) is pleased to announce the signing of the permitting Process Charter and other key milestones in the approval process for the Eskay Creek gold-silver Project (“Eskay Creek” or the “Project”) located in Tahltan Territory in the Golden Triangle of British Columbia (“BC”).

The Process Charter is a unique collaboration between Skeena, the Tahltan Central Government (“TCG”), and the Government of BC (the “Province”). This document establishes a workplan for all parties to collaborate on an efficient Environmental Assessment (“EA”) and permitting process for Eskay Creek. The target timelines established in the Process Charter outline the EA Certificate being received in H2 2024 and final permits to be issued in H1 2025. These dates align with the development timeline anticipated for the Project.

Connor Pritty, TCG Lands Director commented, “The TCG recently finalized the Process Charter for Eskay Creek. This document focuses on the details of regulatory processes related to the Project. It is an example of how Skeena is continually working with the Tahltan Nation to redefine how project approval processes are carried out within our Territory. We are working together to effectively integrate Tahltan knowledge, process requirements and decision-making specific to Eskay Creek. The TCG Lands Department looks forward to continuing to work with the team at Skeena.”

Skeena’s President & CEO, Randy Reichert, goes on to comment “The Process Charter is a significant step forward in the approval process for Eskay Creek. The signing of this document demonstrates the commitment from all parties on permitting the Project in an efficient and timely matter. We appreciate the efforts and collaboration shown by both the TCG and the Province in achieving this major milestone.”

Environmental Assessment Update - Readiness Decision & Federal Substitution

Skeena has worked closely with the TCG, Federal and Provincial regulators, Indigenous Nations, and communities to advance the EA process for Eskay Creek. On November 18, 2022, both the EA Office and TCG provided a positive Readiness Decision for the Project which advanced it to the Process Planning stage. Then, on November 29, 2022, the Federal Minister of Environment and Climate Change approved the substitution of the impact assessment to the BC Environmental Assessment Office (“BCEAO”). The substitution decision means that instead of doing two separate assessments on Eskay Creek, the BCEAO conducts a single assessment that meets both Provincial and Federal requirements.

About Skeena

Skeena Resources Limited is a Canadian mining exploration and development company focused on revitalizing the past-producing Eskay Creek gold-silver mine located in Tahltan Territory in the Golden Triangle of northwest British Columbia, Canada. The Company released a Feasibility Study for Eskay Creek in September 2022 which highlights an after-tax NPV5% of C$1.4B, 50% IRR, and a 1-year payback at US$1,700/oz Au and US$19/oz Ag.

On behalf of the Board of Directors of Skeena Resources Limited,

Walter Coles Jr.	Randy Reichert
Executive Chairman	President & CEO

Contact Information

Investor Inquiries: info@skeenaresources.com

Office Phone: +1 604 684 8725

Company Website: www.skeenaresources.com

Cautionary note regarding forward-looking statements

Certain statements and information contained or incorporated by reference in this news release constitute “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and United States securities legislation (collectively, “forward-looking statements”). These statements relate to future events or our future performance. The use of words such as “anticipates”, “believes”, “proposes”, “contemplates”, “generates”, “targets”, “is projected”, “is planned”, “considers”, “estimates”, “expects”, “is expected”, “potential” and similar expressions, or statements that certain actions, events or results “may”, “might”, “will”, “could”, or “would” be taken, achieved, or occur, may identify forward- looking statements. All statements other than statements of historical fact are forward-looking statements. Specific forward- looking statements contained herein include, but are not limited to, statements regarding the results of the Feasibility Study, processing capacity of the mine, anticipated mine life, probable reserves, estimated project capital and operating costs, sustaining costs, results of test work and studies, planned environmental assessments, the future price of metals, metal concentrate, and future exploration and development. Such forward-looking statements are based on material factors and/or assumptions which include, but are not limited to, the estimation of mineral resources and reserves, the realization of resource and reserve estimates, metal prices, taxation, the estimation, timing and amount of future exploration and development, capital and operating costs, the availability of financing, the receipt of regulatory approvals, environmental risks, title disputes and the assumptions set forth herein and in the Company’s MD&A for the year ended December 31, 2021, its most recently filed interim MD&A, and the Company’s Annual Information Form (“AIF”) dated March 31, 2022. Such forward-looking statements represent the Company’s management expectations, estimates and projections regarding future events or circumstances on the date the statements are made, and are necessarily based on several estimates and assumptions that, while considered reasonable by the Company as of the date hereof, are not guarantees of future performance. Actual events and results may differ materially from those described herein, and are subject to significant operational, business, economic, and regulatory risks and uncertainties. The risks and uncertainties that may affect the forward-looking statements in this news release include, among others: the inherent risks involved in exploration and development of mineral properties, including permitting and other government approvals; changes in economic conditions, including changes in the price of gold and other key variables; changes in mine plans and other factors, including accidents, equipment breakdown, bad weather and other project execution delays, many of which are beyond the control of the Company; environmental risks and unanticipated reclamation expenses; and other risk factors identified in the Company’s MD&A for the year ended December 31, 2021, its most recently filed interim MD&A, the AIF dated March 31, 2022, the base shelf prospectus dated November 11, 2020, the prospectus supplement to the Company’s base shelf prospectus dated September 20, 2022 and in the Company’s other periodic filings with securities and regulatory authorities in Canada and the United States that are available on SEDAR at www.sedar.com or on EDGAR at www.sec.gov.

Readers should not place undue reliance on such forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made and the Company does not undertake any obligations to update and/or revise any forward- looking statements except as required by applicable securities laws.